Exhibit 21.1

SUBSIDIARIES

Nexeon MedSystems Inc, a Nevada corporation, had the U.S. and international subsidiaries shown below as of December 31, 2017. Nexeon MedSystems Inc is not a subsidiary of any other entity.

Name of Subsidiary	Jursidiction of Organization
U.S. Subsidiaries:
Nexeon Medsystems Puerto Rico Operations Company Corporation	Puerto Rico
Pulsus Medical, LLC	Kentucky

International Subsidiaries:
Nexeon Medsystems Belgium, SPRL	Belgium
Medi-Line, S.A.	Belgium
INGEST, SPRL	Belgium
Nexeon Medsystems Europe, SARL	Luxembourg